Exhibit (a)(1)(J)

         [LETTERHEAD OF MILBERG WEISS BERSHAD HYNES & LERACH LLP]


                                May 31, 2000

                                                        VIA FACSIMILE
                                                        -------------

Board of Directors of Shopke
Board of Directors of ProVantage
c/o Nancy Senate
FOLEY & LARDNER
150 East Gilman Street
Madison, WI 53701-1497

Board of Directors of Merck
c/o Gary P. Cooperstein
FRIED, FRANK, HARRIS,
  SHRIVER & JACOBSON
One New York Plaza
New York, NY 10004

     Re:   ProVantage Shareholder Litigation

Dear Board Members:

     The Tender Offer Documents issued in connection with the sale of ProVantage, Inc., including the SEC forms 14D-1 and 14-9 ("Documents") are false and misleading in that they fail to disclose material information rendering such documents false and misleading.

     The Documents conceal material information relating to the motivations and benefits which will be obtained by the Board Members of ProVantage and Shopko upon consummation of the transaction. For example, the Documents fail to disclose the fact that Shopko's 61% ownership interest in ProVantage is highly illiquid. Though Shopko's ownership stake was no longer subject to the Rule 144 time restrictions, it was subject to the Rule 144 volume restrictions which, as a practical matter, effectively precluded it from selling its interest in ProVantage for years at anywhere near the price obtained in this transaction. Unlike Shopko, our client and the other public stockholders of ProVantage were not so disadvantaged as they have never faced the illiquidity issues faced by Shopko.

     The Documents also conceal the benefits that will be reaped by Girard, Kramer, Wolf and Podany upon consummation of the Tender Offer by virtue of their relationship with Shopko. Furthermore, the Documents conveniently omit from the "Background" section that on February 29, 2000, one day after Merck submitted an offer to purchase the company, ProVantage granted options to key officers which have a post-exercise price value of $1,450,000.

     The Documents are fraught with material omissions and misstatements. Merck must refrain from purchasing ProVantage shares from ProVantage's shareholders in the Tender Offer until it makes adequate disclosure of all material information to ProVantage shareholders. Plaintiffs' concerns with the Tender Offer documents are many and given the defects in these materials, our client immediately attempted to contact Nancy Senate, Shopko's and ProVantage's counsel, to apprise her of the necessity of correcting these problems and/or refraining from consummating the Tender Offer, as proposed. She has not responded. We view these issues as extremely important.

     The Tender Offer is scheduled to close on June 14, 2000. Accordingly, the necessary corrections must be provided to ProVantage shareholders on or before June 5, 2000. If we do not hear from you on or before Thursday, June 1, 2000, we will arrange to take the necessary steps to protect ProVantage's public stockholders.

                                        Very truly yours,

                                        /s/ Randall H. Steinmeyer

                                        RANDALL H. STEINMEYER

RHS:krj